

March 24, 2011

Mr. Richard A. Doyle
Chief Financial Officer
Senior Housing Properties Trust
400 Centre Street
Newton, MA 02458

      RE: **Senior Housing Properties Trust**
              Form 10-K for the period ended December 31, 2010
              Filed February 24, 2011
              File No. 1-15319

Dear Mr. Doyle:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2. Properties, page 52

1. In future periodic reports please include disclosure on weighted average capitalization rates for acquisitions and dispositions of properties during the reporting period, including a clear description of how you calculated disclosed capitalization rates.

Part II, page 54

Item 7. Management's Discussion and Analysis …, page 56

2. Please advise us whether management considers funds from operations ("FFO") or net operating income to be key performance indicators. We may have further comments.

Portfolio Overview, page 56

3. In future periodic reports, please disclose the impact of tenant concessions, such as free rent, on annual rental income.

4. In future periodic reports, please expand your disclosure of your leasing activities for the most recent quarter to include a discussion, where applicable, of the volume of new or renewed leases, average tenant improvement costs, leasing commissions and tenant concessions.

Results of Operations, page 60

5. In future filings please provide a more robust analysis of your changes in revenues and expenses. Provide a property analysis separate from your acquisitions that only includes properties that were owned for two full years for both revenues and expenses. This should be presented for each segment separately.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney at (202) 551-3585 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief